Exhibit 4.3

THIS NOTE AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO THE SECURITIES UNDER SAID ACT OR AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE MAKER THAT SUCH REGISTRATION IS NOT REQUIRED.

X-FACTOR COMMUNICATIONS, LLC
SECURED CONVERTIBLE PROMISSORY NOTE

$500,000	Dated: July 31, 2009
Maturity Date: August 1, 2014

FOR VALUE RECEIVED X-FACTOR COMMUNICATIONS, LLC, a New York limited liability company, (the "Maker") promises to pay to the NEW JERSEY ECONOMIC DEVELOPMENT AUTHORITY, having an address at 36 West State Street, PO Box 990, Trenton, New Jersey 08625-0990, or its successors, assigns, and legal representatives (the "Holder"), the principal sum of FIVE HUNDRED THOUSAND DOLLARS ($500,000), or such lesser amount as shall equal the outstanding principal amount hereof, together with interest from the date of this Note on the unpaid principal balance at a rate equal to six percent (6%) per annum, computed on the basis of the actual number of days elapsed and a year of 360 days. All unpaid principal, together with any then unpaid and accrued interest and other amounts payable hereunder, shall be due and payable on the earlier of (i) August 1, 2014 (the "Maturity Date"), or (ii) when, upon or after the occurrence of an Event of Default (as defined below), such amounts are declared due and payable by the Holder or made automatically due and payable in accordance with the terms hereof This Note is issued pursuant to the Convertible Loan Agreement of even date herewith (as amended, modified or supplemented, the "Loan Agreement") between Maker and the Holder.

THE OBLIGATIONS DUE UNDER THIS NOTE ARE SECURED BY A SECURITY AGREEMENT DATED AS OF THE DATE HEREOF (THE "SECURITY AGREEMENT") AND EXECUTED BY THE MAKER FOR THE BENEFIT OF THE HOLDER. ADDITIONAL RIGHTS OF THE HOLDER ARE SET FORTH IN THE SECURITY AGREEMENT.

The following is a statement of the rights of Holder and the conditions to which this Note is subject, and to which Holder, by the acceptance of this Note, agrees:

1)	Definitions. As used in this Note, the following capitalized terms have the following meanings:

a)	"Act" shall mean the Securities Act of 1933, as amended.

b)	"Maker" includes the undersigned initially executing this Note and any Person that shall succeed to or assume the obligations of the Maker under this Note.

c)	"Event of Default" has the meaning given in Section 5 hereof.

d)
"Financial Statements" shall mean, with respect to any accounting period for any Person, statements of operations, retained earnings and cash flow of such Person for such period, and balance sheets of such Person as of the end of such period, setting forth in each case in comparative form figures for the corresponding period in the preceding fiscal year if such period is less than a full fiscal year or, if such period is a full fiscal year, corresponding figures from the preceding fiscal year, all prepared in reasonable detail and in accordance with GAAP. Unless otherwise indicated, each reference to Financial Statements of any Person shall be deemed to refer to Financial Statements prepared on a consolidated basis.

e)	"GAAP" shall mean generally accepted accounting principles as in effect in the United States of America.

f)	"Holder" shall mean the Person specified in the introductory paragraph of this Note and any Person which shall succeed to or assume the benefits of the Holder under this Note.

g)	"Innovation Zone" shall mean geographically defined areas within the cities of Camden, Newark and New Brunswick/North Brunswick.

h)
"Lien" shall mean, with respect to any property, any security interest, mortgage, pledge, lien, claim, charge or other encumbrance in, of, or on such property or the income therefrom, including, without limitation, the interest of a vendor or lessor under a conditional sale agreement, capital lease or other title retention agreement, or any agreement to provide any of the foregoing, and the filing of any financing statement or similar instrument under the Uniform Commercial Code or comparable law of any jurisdiction.

i)
"Material Adverse Effect" shall mean a material adverse effect on (a) the business, assets, operations, prospects or financial or other condition of Maker; (b) the ability of Maker to pay or perform the Obligations in accordance with the terms of this Note and the other Transaction Documents and to avoid an Event of Default, or an event which, with the giving of notice or the passage of time or both, would constitute an Event of Default, under any Transaction Document; or (c) the rights and remedies of Holder under this Note, the other Transaction Documents or any related document, instrument or agreement.

j)
"Obligations" shall mean and include all loans, advances, debts, liabilities and obligations, howsoever arising, owed by Maker to Holder of every kind and description (whether or not evidenced by any note or instrument and whether or not for the payment of money), now existing or hereafter arising under or pursuant to the terms of this Note, the Loan Agreement and the other Transaction Documents, including, all interest, fees, charges, expenses, attorneys' fees and costs and accountants' fees and costs chargeable to and payable by Maker hereunder and thereunder, in each case, whether direct or indirect, absolute or contingent, due or to become due, and whether or not arising after the commencement of a proceeding under Title 11 of the United States Code (11 U. S. C. Section 101 et seq.), as amended from time to time (including post-petition interest) and whether or not allowed or allowable as a claim in any such proceeding.

k)
"Person" shall mean and include an individual, a partnership, a corporation (including a business trust), a joint stock company, a limited liability company, an unincorporated association, a joint venture or other entity or a governmental authority.

I)
"Subsidiary" shall mean (a) any corporation of which more than 50% of the issued and outstanding equity securities having ordinary voting power to elect a majority of the Board of Directors of such corporation is at the time directly or indirectly owned or controlled by Maker, (b) any partnership, joint venture, or other association of which more than 50% of the equity interest having the power to vote, direct or control the management of such partnership, joint venture or other association is at the time directly or indirectly owned and controlled by Maker, (c) any other entity included in the financial statements of Maker on a consolidated basis.

m)	"Transaction Documents" shall mean this Note, the Loan Agreement and the Warrant, the Patent, Trademark and Copyright Security Agreement and the Security Agreement.

2)	Interest.

a)
This Note will pay a fixed rate of interest of six percent (6%) per annum. Interest payments will be calculated on an actual days elapsed over a 360 day year and will be payable monthly in arrears. Interest only commencing on September 1, 2009 and ending on August 1, 2010. Thereafter, the principal amount of this Note together with interest is due and payable in forty-eight (48) monthly installments of principal plus interest commencing on September 1, 2010 and ending on, if not sooner paid as provided herein, on August 1, 2014. On the Maturity Date specified on the cover page, the entire outstanding principal balance of the Note and all accrued and unpaid interest thereon will be immediately due and payable.

b)	Premium on Repayment. None.

3)	Prepayment. The Notes may be prepaid at the option of the Maker, in whole or in part, together with accrued and unpaid interest on the Principal Amount prepaid.

4)
Collateral Security. This Note is secured by a fully perfected security interest in all of the existing and after-acquired Collateral (as such term is defined in the Loan Agreement). All Collateral will be free and clear of all other liens, claims and encumbrances, except for the Senior Indebtedness as defined in Loan Agreement and as otherwise acceptable to Holder. In addition to the foregoing, upon execution of this Note, Maker shall execute and deliver to the Secured Party a Patent, Trademark and Copyright Security Agreement ("Intellectual Property Security Agreement") which Intellectual Property Security Agreement shall be held in escrow by Holder as provided in the Security Agreement and released upon an Event of Default under the Transaction Documents. The Maker will pursuant to the Security Agreement grant Holder a negative pledge with respect to all its Intellectual Property assets.

5)	Events of Default. The occurrence of any of the following shall constitute an "Event of Default" under this Note and the other Transaction Documents:

a)
Failure to Pay. Maker shall fail to pay (i) when due any principal or interest payment on the due date hereunder or (ii) any other payment required under the terms of this Note or any other Transaction Document on the date due and such payment shall not have been made within five (5) days of Maker's receipt of Holder's written notice to Maker of such failure to pay; or

b)
Breaches of Covenants. Maker shall fail to observe or perform any other covenant, obligation, condition or agreement contained in this Note or the other Transaction Documents (including obligations to provide information as set forth in the Loan Agreement) and (i) such failure shall continue for fifteen (15) days, or (ii) if such failure is not curable within such fifteen (15) day period, but is reasonably capable of cure within thirty (30) days, either (A) such failure shall continue for thirty (30) days or (B) Maker shall not have commenced a cure in a manner reasonably satisfactory to Holder within the initial fifteen (15) day period; or

c)
Representations and Warranties. Any representation, warranty, certificate, or other statement (financial or otherwise) made or furnished by or on behalf of Maker to Holder in writing in connection with this Note or any of the other Transaction Documents, or as an inducement to Holder to enter into this Note and the other Transaction Documents, shall be false, incorrect, incomplete or misleading in any material respect when made or furnished; or

d)
Other Payment Obligations, Any indebtedness under any bonds, debentures, notes or other evidences of indebtedness for money borrowed (or any guarantees thereof, excluding this Note and the other Transactions Documents) by the Maker in an aggregate principal amount in excess of $100,000 is not paid when due either at its stated maturity or upon acceleration thereof, and such indebtedness is not discharged, or such acceleration is not rescinded or annulled; or

e)
Voluntary Bankruptcy or Insolvency Proceedings. Maker shall (i) apply for or consent to the appointment of a receiver, trustee, liquidator or custodian of itself or of all or a substantial part of its property, (ii) be unable, or admit in writing its inability, to pay its debts generally as they mature, (iii) make a general assignment for the benefit of its or any of its creditors, (iv) be dissolved or liquidated, (v) become insolvent (as such term may be defined or interpreted under any applicable statute), (vi) commence a voluntary case or other proceeding seeking liquidation, reorganization or other relief with respect to itself or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect or consent to any such relief or to the appointment of or taking possession of its property by any official in an involuntary case or other proceeding commenced against it, or (vii) take any action for the purpose of effecting any of the foregoing; or

f)
Involuntary Bankruptcy or Insolvency Proceedings. Proceedings for the appointment of a receiver, trustee, liquidator or custodian of Maker or of all or a substantial part of the property thereof, or an involuntary case or other proceedings seeking liquidation,

g)
Judgments. A final judgment or order for the payment of money in excess of $100,000 shall be rendered against Maker and the same shall remain undischarged for a period of thirty (30) days during which execution shall not be effectively stayed, or any judgment, writ, assessment, warrant of attachment, or execution or similar process shall be issued or levied against a substantial part of the property of Maker and such judgment, writ, or similar process shall not be released, stayed, vacated or otherwise dismissed within thirty (30) days after issue or levy; or

h)
Transaction Documents. Any Transaction Document or any material term thereof shall cease to be, or be asserted by Maker not to be, a legal, valid and binding obligation of Maker enforceable in accordance with its terms; or

i)	Material Adverse Effect. One or more conditions exist or events have occurred which could reasonably indicate, or reasonably result in, a Material Adverse Effect; or

Transfer. The transfer of Maker's headquarters and/or substantial business operations outside of the State of New Jersey.

6)
Rights of Holder upon Default. Upon the occurrence or existence of any Event of Default (other than an Event of Default, referred to in Sections 5(e) and 5(0) and at any time thereafter during the continuance of such Event of Default, Holder may, by written notice to Maker, declare all outstanding Obligations payable by Maker hereunder to be immediately due and payable without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived, anything contained herein or in the other Transaction Documents to the contrary notwithstanding. Upon the occurrence or existence of any Event of Default described in Sections 5(e) and 5(f), immediately and without notice, all outstanding Obligations payable by Maker hereunder shall automatically become immediately due and payable, without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived, anything contained herein or in the other Transaction Documents to the contrary notwithstanding. In addition to the foregoing remedies, upon the occurrence or existence of any Event of Default, Holder may exercise any other right power or remedy granted to it by the Transaction Documents or otherwise permitted to it by law, either by suit in equity or by action at law, or both.

7)	Conversion.

a)
Right to Convert. This Note shall be convertible in connection with a Qualified Financing (as defined below) (whether before or after maturity and whether or not an Event of Default shall have occurred or be continuing) at the option of the Holder as provided below. For purposes hereof the term "Qualified Financing" shall mean a sale of equity or instruments convertible into or exchangeable for equity of Maker with proceeds of at least $1,000,000.

b)
Conversion Price. The conversion price shall be the price set for the preferred warrant membership interests issued in connection with the Qualified Financing. The Holder may at its sole discretion elect to convert this Note to equity under the terms extended under such Qualified Financing.

c)
Qualified Financing. The Maker shall notify the Holder that a Qualified Financing is to take place, the Holder shall notify the Maker within 20 days of receipt of such notice of its intent to elect to convert this Note under the terms of such Qualified Financing. If the Holder does not so notify the Maker of its intention to convert, the Holder must wait until the next Qualified Financing to convert this Note pursuant to this Section 7.

d)
Conversion Procedure. Before Holder shall be entitled to convert this Note into shares of limited liability company preferred warrant membership units under this Section, it shall surrender this Note, duly endorsed, at the office of Maker and shall give written notice by registered or certified mail, postage prepaid, to Maker at its principal corporate office, of the election to convert the same pursuant to this Section, and shall state therein the amount of the unpaid principal amount of this Note to be converted and the name or names in which the certificate or certificates for shares of Limited liability company membership units are to be issued. The Maker shall, as soon as practicable thereafter, issue and deliver at such office to Holder of this Note a certificate or certificates for the number of shares of Limited liability company membership units to which Holder shall be entitled upon conversion (bearing such legends as are required by the Convertible Loan Agreement and applicable state and federal securities laws in the opinion of counsel to Maker), together with a replacement Note (if any principal amount is not converted) and any other securities and property to which Holder is entitled upon such conversion under the terms of this Note, including a check payable to Holder for any cash amounts payable as described in Section 7(c). The conversion shall be deemed to have been made immediately prior to the close of business on the date of the surrender of this Note, and the Person or Persons entitled to receive the shares of Limited liability company membership units upon such conversion shall be treated for all purposes as the record Holder or Holders of such shares of Limited liability company membership units as of such date.

e)
Fractional Shares., Interest, Effect of Conversion No fractional shares shall be issued upon conversion of this Note. In lieu of Maker issuing any fractional shares to Holder upon the conversion of this Note, Maker shall pay to Holder an amount equal to the product obtained by multiplying the conversion price by the fraction of a share not issued pursuant to the previous sentence. In addition, Maker shall pay to Holder any interest accrued on the amount converted and on the amount to be paid to Maker pursuant to the previous sentence. Upon conversion of this Note in full and the payment of the amounts specified in this Section, Maker shall be forever released from all its obligations and liabilities under this Note.

f)
Shareholders Agreement. In the event of any conversion pursuant to this Section 7, the Holder shall enter into a shareholder agreement under the same terms as the other shareholders participating in such Qualified Financing, subject to receiving a side letter containing the provisions set forth in Appendix A attached hereto.

8)
Successors and Assigns. Subject to the restrictions on transfer described below, the rights and obligations of Maker and Holder of this Note shall be binding upon and benefit the successors, assigns, heirs, administrators and transferees of the parties.

9)	Waiver and Amendment. Any provision of this Note may be amended, waived or modified upon the written consent of Maker and Holders.

10)
Transfer of this Note or Securities Issuable on Conversion Hereof. With respect to any offer, sale or other disposition of this Note or securities into which such Note may be converted, Holder will give written notice to Maker prior thereto, describing briefly the manner thereof, together with a written opinion of Holder's counsel, or other evidence if reasonably satisfactory to the Maker, to the effect that such offer, sale or other distribution may be effected without registration or qualification (under any federal or state law then in effect). Upon receiving such written notice and reasonably satisfactory opinion, if so requested, or other evidence, Maker, as promptly as practicable, shall notify Holder that Holder may sell or otherwise dispose of this Note or such securities, all in accordance with the terms of the notice delivered to Maker. If a determination has been made pursuant to this Section that the opinion of counsel for Holder, or other evidence, is not reasonably satisfactory to Maker, Maker shall so notify Holder promptly after such determination has been made. Each Note thus transferred and each certificate representing the securities thus transferred shall bear a legend as to the applicable restrictions on transferability in order to ensure compliance with the Act, unless in the opinion of counsel for Maker such legend is not required in order to ensure compliance with the Act. Maker may issue stop transfer instructions to its transfer agent in connection with such restrictions. Prior to presentation of this Note for registration of transfer, Maker shall treat the registered Holder hereof as the owner and Holder of this Note for the purpose of receiving all payments of principal and interest hereon and for all other purposes whatsoever, whether or not this Note shall be overdue and Maker shall not be affected by notice to the contrary.

11)
Assignment by Maker. Neither this Note nor any of the rights, interests or obligations hereunder may be assigned, by operation of law or otherwise, in whole or in part, by Maker without the prior written consent of Holder.

12)
Notices. All notices, requests, demands, consents, instructions or other communications required or permitted hereunder shall in writing and faxed, mailed or delivered to each party at the respective addresses of the parties as set forth in the Convertible Loan Agreement, or at such other address or facsimile number as Maker shall have furnished to Holder in writing. All such notices and communications shall be effective (a) when sent by Federal Express or other overnight service of recognized standing, on the business day following the deposit with such service; (b) when mailed, by registered or certified mail, first class postage prepaid and addressed as aforesaid through the United States Postal Service, upon receipt; (c) when delivered by hand, upon delivery; and (d) when faxed, upon confirmation of receipt.

13)	Payment. Payment shall be made in lawful tender of the United States.

14)
Default Rate; Usury. During any period in which an Event of Default has occurred and is continuing, Maker shall pay interest on the unpaid principal balance hereof at a rate per annum equal to the rate otherwise applicable hereunder plus 2%. In the event any interest is paid on this Note which is deemed to be in excess of the then legal maximum rate, then that portion of the interest payment representing an amount in excess of the then legal maximum rate shall be deemed a payment of principal and applied against the principal of this Note.

15)
Expenses; Waivers. If action is instituted to collect this Note, Maker promises to pay all costs and expenses, including, without limitation, reasonable attorneys' fees and costs, incurred in connection with such action. Maker hereby waives notice of default, presentment or demand for payment, protest or notice of nonpayment or dishonor and all other notices or demands relative to this instrument.

16)
Governing Law. This Note and all actions arising out of or in connection with this Note shall be governed by and construed in accordance with the laws of the State of New Jersey, without regard to the conflicts of law provisions of the State of New Jersey, or of any other state.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, Maker has caused this Note to be issued as of the date first written above.

MAKER:

X-FACTOR COMMUNICATIONS, LLC, a New York limited liability company

By:
Name: Charles S • wino
Title: President & CEO

APPENDIX A

Immunities. The Company understands and acknowledges that the NJEDA reserves all immunities, defenses, rights or actions arising out of its status as a sovereign entity, including those under the Eleventh Amendment to the United States Constitution and applicable New Jersey law. No provision of this letter agreement or the Shareholders Agreement shall be construed as a waiver or limitation of such immunities, defenses, rights or actions. Due to the NJEDA's status as a sovereign entity, notwithstanding anything to the contrary in this letter agreement or the Shareholders Agreement, any claims asserted against the NJEDA arising out of aforesaid agreements shall be subject to such immunities, defenses, rights or actions, including, but not limited to the New Jersey Tort Claims Act (N.J.S.A. 59:1-1 et seq.) and the New Jersey Contractual Liability Act (N.J.S.A. 59:13-1 et seq.).

Indemnification. The Company acknowledges that the NJEDA does not have authority to provide indemnification and agrees that the NJEDA shall not be obligated to provide indemnification to any other party in connection with its investment in the Company and that its failure to provide such indemnification shall not constitute a breach under this letter agreement or the Shareholders Agreement.

Public Disclosure. The Company acknowledges that the NJEDA is a public agency subject to New Jersey state laws, regulations and policies and applicable case law which could result in the disclosure of information regarding the Company that is provided to the NJEDA, including without limitation, the Open Public Records Act, NJSA 47:1A-1 et seq., which provides for government records to be readily accessible for inspection, copying or examination by citizens. NJEDA shall not be required to maintain the confidentiality of non-public information furnished to the NJEDA in connection with its investment in the Company to the extent the NJEDA is required to disclose such confidential information pursuant to the Open Public Records Act, N.J.S.A. 47:1A-1 et seq., as determined by the NJEDA in its reasonable discretion.

New Jersey Venue. By reason of the laws, regulations and public policies of the State of New Jersey applicable to the NJEDA as a governmental entity in the State of New Jersey, the Company freely agrees that, notwithstanding anything to the contrary in this letter agreement or the Shareholders Agreement, any legal proceeding involving any claim asserted arising out of or related to this letter agreement or the Shareholder Agreement that (i) is brought by the Company against the NJEDA may be brought only in, and shall be subject to the exclusive jurisdiction of, the trial division of the Superior Court of the State of New Jersey, and that such proceeding shall be governed by the procedural rules and laws of the State of New Jersey, without regard to principles of conflicts of law and (ii) is brought by the NJEDA against the Company may be brought in, and subject to the jurisdiction of, the Superior Court of the State of New Jersey, in which case such proceeding shall be governed by the procedural rules and laws of the State of New Jersey, without regard to principles of conflicts of law. The Company agrees that the NJEDA shall not be deemed to have waived any objection that it may now or hereafter have to the laying of jurisdiction or venue of any such action or proceeding in the courts of any state other than the courts of the State of New Jersey, nor deemed to waive any claim that any such action or proceeding brought in any such court has been brought in a court without jurisdiction or an inconvenient or improper forum.